UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

PEACE ARCH ENTERTAINMENT AND SHOWTIME NETWORKS TO DISTRIBUTE THE TUDORS,

A NEW DRAMATIC SERIES BASED ON YOUNG HENRY VIII

TORONTO—April 20, 2006—Peace Arch Entertainment Group Inc. (AMEX: PAE; Toronto: PAE.LV), one of North America’s fastest-growing independent film and television companies, announced today the successful completion of an agreement with cable television leader Showtime Networks, a wholly-owned subsidiary of CBS Corporation (CBS), for the distribution of a new dramatic series based on the life of King Henry VIII.

Under the agreement, Peace Arch Entertainment and Eire’s TM Productions will co-produce “The Tudors.”  The ten-hour dramatic series, based on the life of the young King Henry, will be produced with the participation of Bord Scannán na hÉireann/Irish Film Board, and with the support of investment incentives of the Irish Film Industry provided by the Government of Ireland.

The production will star Jonathan Rhys-Myers, who earned a Golden Globe® award last January for his depiction of Elvis Presley in the CBS miniseries, “Elvis,” and critical acclaim for his celebrated performance in Woody Allen's Oscar®- nominated film, “Match Point.”

Peace Arch Entertainment and Showtime will distribute the Canadian-Irish co-production, with Peace Arch acquiring and distributing all non-U.S. rights to the project.

The deal represents the latest corporate development landmark for Peace Arch since it entered a major multi-picture agreement with Showtime in May 2004. The first collaboration of Peace Arch and Showtime resulted in the successful film “Our Fathers,” which was nominated for two Emmys®.

“The signing of this deal with Showtime for ‘The Tudors’ paves the way for another high-quality co-production, to continue and build upon our previous record of artistic and financial success,” said Peace Arch Entertainment CEO Gary Howsam.

“The Tudors” will focus on the early years of King Henry VIII’s famous -- and sometimes infamous -- four-decade reign over England, which was wrought with personal and political intrigues, including tumultuous relationships with Catherine of Aragon and Anne Boleyn.  The series will also depict such influential figures as the philosopher Sir Thomas More and Thomas Cardinal Wolsey, who led the Catholic Church of England during its break with Rome.

The Emmy®-winning director of “Desperate Housewives,” U.K. filmmaker Charles McDougall, is set to direct the first two episodes of “The Tudors,” slated for release in 2007.

Peace Arch is an emerging production, finance and distribution participant in the global entertainment industry, focused on the development, financing, production and licensing of feature films, television and other entertainment in major US and international markets.

About Showtime Networks Inc.

Showtime Networks Inc. (SNI), a wholly-owned subsidiary of CBS Corporation, owns and operates the premium television networks SHOWTIME®, THE MOVIE CHANNEL™ and FLIX®, as well as the multiplex channels SHOWTIME® TOO, SHOWTIME® SHOWCASE, SHOWTIME EXTREME®, SHOWTIME BEYOND®, SHOWTIME NEXT®, SHOWTIME WOMEN®, SHOWTIME FAMILYZONE® and TMC XTRA. SNI also offers SHOWTIME HD®, THE MOVIE CHANNEL HD™, SHOWTIME ON DEMAND™ and THE MOVIE CHANNEL ON DEMAND™. SNI is also an owner and manager of SUNDANCE CHANNEL, a venture of NBC Universal, Robert Redford and SNI. All SNI feeds provide enhanced sound using Dolby Digital 5.1. SNI markets and distributes sports and entertainment events for exhibition to subscribers on a pay-per-view basis through SHOWTIME® PPV. Additionally, the advertiser-supported television network SHOWTIME is available in Turkey through a joint venture with UK-based Zone Vision.

About Peace Arch Entertainment Group Inc.

Peace Arch creates, develops, finances, produces and distributes proprietary feature film and television programming for worldwide markets. Based in Toronto, with operating divisions in Vancouver, Los Angeles and London, Peace Arch has put eight new features into production since September 2005. This includes six titles for its new genre label Archetype Films, as well as "DELIRIOUS" starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon, and "CHAPTER 27" starring Jared Leto and Lindsay Lohan. The Company is publicly traded on the American and Toronto Stock Exchanges under the symbol PAE.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Trilogy Capital Partners Paul Karon, Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 20, 2006	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.